Exhibit 99.1

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)

For the three and nine months ended September 30, 2014 and 2013

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars, except per share amounts)	2014	2013	2014	2013
Revenues
Distribution (includes related party revenues of $39 (2013 – $43) and $119 (2013 – $120) for three and nine months ended September 30, respectively) (Note 13)	1,138	1,104	3,635	3,308
Transmission (includes related party revenues of $411 (2013 – $420) and $1,193 (2013 – $1,155) for three and nine months ended September 30, respectively) (Note 13)	402	422	1,206	1,163
Other	16	16	45	46

	1,556	1,542	4,886	4,517

Costs
Purchased power (includes related party costs of $520 (2013 – $563) and $1,888 (2013 – $1,821) for three and nine months ended September 30, respectively) (Note 13)	780	744	2,526	2,226
Operation, maintenance and administration (Note 13)	300	296	945	820
Depreciation and amortization	184	171	532	492

	1,264	1,211	4,003	3,538

Income before financing charges and provision for payments in lieu of corporate income taxes	292	331	883	979
Financing charges	96	90	281	267

Income before provision for payments in lieu of corporate income taxes	196	241	602	712
Provision for payments in lieu of corporate income taxes (Notes 5, 13)	23	23	74	69

Net income	173	218	528	643

Other comprehensive income	—	—	—	—

Comprehensive income	173	218	528	643

Basic and fully diluted earnings per common share (Canadian dollars) (Note 11)	1,693	2,133	5,149	6,291

Dividends per common share declared (Canadian dollars) (Note 12)	250	250	2,446	1,750

See accompanying notes to Consolidated Financial Statements (unaudited)

HYDRO ONE INC.

CONSOLIDATED BALANCE SHEETS (unaudited)

At September 30, 2014 and December 31, 2013

(millions of Canadian dollars)	September 30, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents (Note 8)	578	565
Accounts receivable (net of allowance for doubtful accounts – $68; 2013 – $36) (Note 6)	1,047	923
Due from related parties (Note 13)	210	197
Investment (Notes 8, 13)	250	251
Regulatory assets	42	47
Materials and supplies	23	23
Deferred income tax assets	18	18
Derivative instruments (Note 8)	4	6
Prepaid expenses and other assets	64	28

	2,236	2,058

Property, plant and equipment:
Property, plant and equipment in service	24,696	23,820
Less: accumulated depreciation	9,012	8,615

	15,684	15,205
Construction in progress	1,254	1,078
Future use land, components and spares	150	148

	17,088	16,431

Other long-term assets:
Regulatory assets	2,721	2,636
Intangible assets (net of accumulated amortization – $291; 2013 – $252)	282	313
Goodwill (Note 4)	173	133
Deferred debt costs	37	36
Deferred income tax assets	10	11
Derivative instruments (Note 8)	—	6
Other	7	1

	3,230	3,136

Total assets	22,554	21,625

See accompanying notes to Consolidated Financial Statements (unaudited)

HYDRO ONE INC.

CONSOLIDATED BALANCE SHEETS (unaudited) (continued)

At September 30, 2014 and December 31, 2013

(millions of Canadian dollars, except number of shares)	September 30, 2014	December 31, 2013
Liabilities
Current liabilities:
Bank indebtedness (Note 8)	30	31
Accounts payable	127	135
Accrued liabilities (Notes 5, 9, 10)	700	654
Due to related parties (Note 13)	80	230
Accrued interest	125	100
Regulatory liabilities	47	85
Long-term debt payable within one year (includes $754 measured at fair value; 2013 – $506) (Notes 7, 8)	1,304	756

	2,413	1,991

Long-term debt (includes $nil measured at fair value; 2013 – $256) (Notes 7, 8)	8,373	8,301

Other long-term liabilities:
Post-retirement and post-employment benefit liability (Note 9)	1,550	1,488
Deferred income tax liabilities	1,246	1,129
Pension benefit liability (Note 9)	790	845
Regulatory liabilities	218	163
Environmental liabilities (Note 10)	228	239
Net unamortized debt premiums	19	20
Long-term accounts payable and other liabilities	21	20
Asset retirement obligations	12	14

	4,084	3,918

Total liabilities	14,870	14,210

Contingencies and commitments (Notes 15, 16)

Preferred shares (authorized: unlimited; issued: 12,920,000) (Notes 11, 12)	323	323

Shareholder’s equity
Common shares (authorized: unlimited; issued: 100,000) (Notes 11, 12)	3,314	3,314
Retained earnings	4,057	3,787
Accumulated other comprehensive loss	(10)	(9)

Total shareholder’s equity	7,361	7,092

Total liabilities, preferred shares and shareholder’s equity	22,554	21,625

See accompanying notes to Consolidated Financial Statements (unaudited)

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (unaudited)

For the nine months ended September 30, 2014 and 2013

Nine months ended September 30, 2014 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
January 1, 2014	3,314	3,787	(9)	7,092
Net income	—	528	—	528
Dividends on preferred shares	—	(13)	—	(13)
Dividends on common shares	—	(245)	—	(245)
Other	—	—	(1)	(1)

September 30, 2014	3,314	4,057	(10)	7,361

Nine months ended September 30, 2013 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
January 1, 2013	3,314	3,202	(9)	6,507
Net income	—	643	—	643
Dividends on preferred shares	—	(13)	—	(13)
Dividends on common shares	—	(175)	—	(175)

September 30, 2013	3,314	3,657	(9)	6,962

See accompanying notes to Consolidated Financial Statements (unaudited)

HYDRO ONE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three and nine months ended September 30, 2014 and 2013

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2014	2013	2014	2013
Operating activities
Net income	173	218	528	643
Environmental expenditures	(5)	(5)	(12)	(12)
Adjustments for non-cash items:
Depreciation and amortization (excluding removal costs)	163	152	469	438
Regulatory asset and liability accounts	21	4	(5)	34
Deferred income taxes	(4)	1	4	6
Other	(2)	6	—	5
Changes in non-cash balances related to operations (Note 14)	97	114	(207)	(138)

Net cash from operating activities	443	490	777	976

Financing activities
Long-term debt issued	—	—	628	—
Long-term debt retired (Notes 4, 7)	(26)	—	(26)	—
Short-term notes payable	—	(98)	—	20
Dividends paid	(29)	(29)	(258)	(188)
Change in bank indebtedness	(5)	9	(1)	(9)
Other	—	—	(3)	—

Net cash from (used in) financing activities	(60)	(118)	340	(177)

Investing activities
Capital expenditures (Note 14)
Property, plant and equipment	(376)	(351)	(1,020)	(915)
Intangible assets	(1)	(6)	(16)	(61)
Acquisition of Norfolk Power Inc. (Note 4)	(66)	—	(66)	—
Other	(1)	3	(2)	—

Net cash used in investing activities	(444)	(354)	(1,104)	(976)

Net change in cash and cash equivalents	(61)	18	13	(177)
Cash and cash equivalents, beginning of period	639	—	565	195

Cash and cash equivalents, end of period	578	18	578	18

See accompanying notes to Consolidated Financial Statements (unaudited)

HYDRO ONE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the three and nine months ended September 30, 2014 and 2013

1.	DESCRIPTION OF THE BUSINESS

Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly owned by the Province of Ontario (Province). The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario. The electricity rates of these businesses are regulated by the Ontario Energy Board (OEB).

The demand for electricity generally follows normal weather-related variations, and therefore the Company’s energy-related revenues, all other things being equal, will tend to be higher in the first and third quarters than in the second and fourth quarters.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These unaudited interim Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries: Hydro One Networks Inc. (Hydro One Networks), Hydro One Remote Communities Inc. (Hydro One Remote Communities), Hydro One Brampton Networks Inc. (Hydro One Brampton Networks), Hydro One Telecom Inc., Hydro One Lake Erie Link Management Inc., Hydro One Lake Erie Link Company Inc., and Hydro One B2M Holdings.

Intercompany transactions and balances have been eliminated.

Basis of Accounting

These unaudited interim Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) and in Canadian dollars. These unaudited interim Consolidated Financial Statements do not contain all disclosures required by US GAAP for annual audited consolidated financial statements. Accordingly, they should be read in conjunction with the Company’s annual Consolidated Financial Statements as at, and for the year ended December 31, 2013. In particular, the Company’s significant accounting policies are presented in Note 2 to the annual Consolidated Financial Statements and have been applied consistently in the preparation of these unaudited interim Consolidated Financial Statements. The Company reclassified certain comparative balances on the consolidated balance sheet and consolidated statement of cash flows to conform to the current presentation of the interim consolidated financial statements. These reclassifications had no impact on the net income for the comparative periods. The Company has determined that these amounts were not material to its consolidated financial statements for any prior interim or annual period. In the opinion of management, these unaudited interim Consolidated Financial Statements include all adjustments that are necessary to fairly state the financial position and results of operations of Hydro One as at, and for the three and nine months ended September 30, 2014. Financial results for this interim period are not necessarily indicative of results that may be expected for any other interim periods or for the year ending December 31, 2014.

Hydro One performed an evaluation of subsequent events through to November 13, 2014, the date these unaudited interim Consolidated Financial Statements were issued, to determine whether any events or transactions warranted recognition and disclosure in these unaudited interim Consolidated Financial Statements. See Note 18 – Subsequent Event.

Rate Setting

The Company’s Transmission Business includes the separately regulated transmission business of Hydro One Networks. The Company’s consolidated Distribution Business includes the separately regulated distribution business of Hydro One Networks, as well as the subsidiaries Hydro One Brampton Networks and Hydro One Remote Communities.

Transmission

In May 2012, Hydro One Networks filed a cost-of-service application with the OEB for 2014 transmission rates. In December 2012, the OEB approved the 2014 revenue requirement of $1,528 million. In December 2013, Hydro One Networks filed a draft Rate Order with the OEB for 2014 transmission rates. The 2014 transmission revenue requirement was

HYDRO ONE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2014 and 2013 increased to $1,535 million from the originally-approved revenue requirement of $1,528 million, primarily due to changes in the cost of capital parameters for 2014 released by the OEB in November 2013. On January 9, 2014, the OEB approved the draft Rate Order for 2014 transmission rates as filed.

Distribution

In April 2013, Hydro One Networks filed an Incentive Regulation Mechanism (IRM) rate application with the OEB for 2014 distribution rates. In December 2013, the OEB approved an increase in average distribution rates of approximately 2.4%, with an effective date of January 1, 2014.

In August 2013, Hydro One Brampton Networks filed an IRM application with the OEB for 2014 distribution rates. In December 2013, the OEB issued a decision that resulted in a reduction in distribution rates of approximately 2.5%, with an effective date of January 1, 2014.

In October 2013, Hydro One Remote Communities filed an IRM application with the OEB for 2014 rates, seeking approval for a rate increase of approximately 0.5%. In March 2014, the OEB approved an increase of approximately 1.7% to basic rates for the distribution and generation of electricity, with an effective date of May 1, 2014. The final rate increase was adjusted by the OEB’s updated rate adjustment parameters and Hydro One Remote Communities’ IRM stretch factor.

3.	NEW ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This ASU provides guidance on the presentation of unrecognized tax benefits. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, and should be applied prospectively to all unrecognized tax benefits that exist at the effective date. The adoption of this ASU did not have a significant impact on the Company’s consolidated financial statements.

Recent Accounting Guidance Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU provides guidance on revenue recognition that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. The Company is currently assessing the impact of adoption of ASU 2014-09 on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This ASU provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and related disclosures. This ASU is effective for the annual period ending December 31, 2016, and for annual and interim periods thereafter. The adoption of this ASU is not anticipated to have a significant impact on the Company’s consolidated financial statements.

4.	BUSINESS ACQUISITIONS

Acquisition of Norfolk Power Inc.

On August 29, 2014, Hydro One acquired 100% of the common shares of Norfolk Power Inc. (Norfolk Power), an electricity distribution and telecom company located in southwestern Ontario. The total purchase price for Norfolk Power, net of the long-term debt assumed and adjusted for preliminary working capital and other closing adjustments, is approximately $68 million.

HYDRO ONE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2014 and 2013

The following table summarizes the preliminary determination of the fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

(millions of Canadian dollars)
Working capital	5
Property, plant and equipment	56
Deferred income tax assets	1
Goodwill	40
Bank indebtedness	(1)
Notes payable	(2)
Long-term debt	(26)
Post-retirement and post-employment benefit liability	(1)
Long-term accounts payable and other liabilities	(4)

68

The preliminary determination of the fair value of assets acquired and liabilities assumed has been based upon management’s preliminary estimates and certain assumptions with respect to the fair values of the assets acquired and liabilities assumed. The Company has not yet completed the final fair value measurements as at September 30, 2014. In addition, the purchase agreement provides for final purchase price adjustments based on agreed working capital and other balances at the acquisition date which have not yet been finalized. The Company will continue to review information and perform further analysis prior to finalizing the total purchase price and the fair values of the assets acquired and liabilities assumed. The actual total purchase price and the fair values of the assets acquired and liabilities assumed may differ from the amounts above.

Goodwill of approximately $40 million arising from the Norfolk Power acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Norfolk Power. All of the goodwill was assigned to Hydro One’s Distribution Business segment. None of the goodwill recognized is expected to be deductible for income tax purposes.

Norfolk Power contributed revenues of $5 million and net income of less than $1 million to the Company’s consolidated financial results for the three and nine months ended September 30, 2014.

All costs related to the acquisition have been expensed through the consolidated statements of operations and comprehensive income. The disclosure of Norfolk Power’s pro forma information has been deemed immaterial to the Company’s consolidated financial results for the three and nine months ended September 30, 2014.

Woodstock Hydro Purchase Agreement

On May 21, 2014, Hydro One reached an agreement with the City of Woodstock to acquire 100% of the common shares of Woodstock Hydro Holdings Inc. (Woodstock Hydro), an electricity distribution company located in southwestern Ontario. The acquisition is pending a regulatory decision from the OEB. The purchase price for Woodstock Hydro will be approximately $29 million, subject to final closing adjustments. The transaction is anticipated to be completed in 2015. In anticipation of the Woodstock Hydro acquisition, the Company made a refundable deposit totaling $2 million, which is recorded in prepaid expenses and other assets on the interim Consolidated Balance Sheet.

Haldimand Hydro Purchase Agreement

On June 10, 2014, Hydro One reached an agreement with the Haldimand County to acquire 100% of the common shares of Haldimand County Utilities Inc. (Haldimand Hydro), an electricity distribution and telecom company located in southwestern Ontario. The acquisition is pending a regulatory decision from the OEB. The purchase price for Haldimand Hydro will be approximately $65 million, subject to final closing adjustments. The transaction is anticipated to be completed in 2015. In anticipation of the Haldimand Hydro acquisition, the Company made a refundable deposit totaling $3 million, which is recorded in prepaid expenses and other assets on the interim Consolidated Balance Sheet.

HYDRO ONE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2014 and 2013

5.	PROVISION FOR PAYMENTS IN LIEU OF CORPORATE INCOME TAXES

The current provision for payments in lieu of corporate income taxes (PILs) is remitted to, or received from, the Ontario Electricity Financial Corporation (OEFC). At September 30, 2014, $31 million due from the OEFC was included in due from related parties on the interim Consolidated Balance Sheet (December 31, 2013 – $29 million). The total provision for PILs using the liability method of accounting includes deferred income taxes that are not expected to be recovered from ratepayers. Deferred PILs balances expected to be recovered from ratepayers result in regulatory assets and liabilities to reflect the anticipated recovery or disposition of these balances within future electricity rates.

For the nine months ended September 30, 2014, the Company’s overall effective tax rate of 12.29% differed from the enacted statutory rate of 26.50% primarily due to the temporary differences included in the rate-setting process, such as capital cost allowance in excess of depreciation, deductions for pension payments made in excess of amounts expensed for accounting purposes, and interest deducted for tax purposes in excess of interest expensed for accounting purposes.

6.	ACCOUNTS RECEIVABLE

(millions of Canadian dollars)	September 30, 2014	December 31, 2013
Accounts receivable – billed	506	268
Accounts receivable – unbilled	609	691

Accounts receivable, gross	1,115	959
Allowance for doubtful accounts	(68)	(36)

Accounts receivable, net	1,047	923

The following tables show the movements in the allowance for doubtful accounts for the nine months ended September 30, 2014 and the year ended December 31, 2013:

Nine months ended September 30, 2014 (millions of Canadian dollars)
Allowance for doubtful accounts – January 1, 2014	(36)
Write-offs	16
Additions to allowance for doubtful accounts	(48)

Allowance for doubtful accounts – September 30, 2014	(68)

Year ended December 31, 2013 (millions of Canadian dollars)
Allowance for doubtful accounts – January 1, 2013	(23)
Write-offs	24
Additions to allowance for doubtful accounts	(37)

Allowance for doubtful accounts – December 31, 2013	(36)

7.	DEBT AND CREDIT AGREEMENTS

Short-Term Notes

Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $1,000 million. These short-term notes are denominated in Canadian dollars with varying maturities not exceeding 365 days. Hydro One had no commercial paper borrowings outstanding as at September 30, 2014 or December 31, 2013.

Hydro One has a $1,500 million committed and unused revolving standby credit facility with a syndicate of banks, maturing in June 2019. If used, interest on the facility would apply based on Canadian benchmark rates. This credit facility is unsecured and supports the Company’s Commercial Paper Program. The Company may use the credit facility for general

HYDRO ONE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2014 and 2013 corporate purposes, including meeting short-term funding requirements. The obligation of each lender to make any credit extension to the Company under its credit facility is subject to various conditions including, among other things, that no event of default has occurred or would result from such credit extension.

Long-Term Debt

The Company issues notes for long-term financing under its Medium-Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under this program is $3,000 million. At September 30, 2014, $1,187 million remained available until October 2015.

The following table presents the outstanding long-term debt at September 30, 2014 and December 31, 2013:

(millions of Canadian dollars)	September 30, 2014	December 31, 2013
Notes and debentures	9,673	9,045
Add: Unrealized mark-to-market loss[1]	4	12
Less: Long-term debt payable within one year	(1,304)	(756)

Long-term debt	8,373	8,301

[1]	The unrealized mark-to-market loss relates to $500 million of the Series 19 notes due 2014, and $250 million of the Series 21 notes due 2015. The unrealized mark-to-market loss is offset by a $4 million (December 31, 2013 – $12 million) unrealized mark-to-market gain on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges. See Note 8 – Fair Value of Financial Instruments and Risk Management for details of the fair value hedges.

On January 29, 2014, Hydro One issued $50 million notes under its MTN Program, with a maturity date of January 29, 2064 and a coupon rate of 4.29%.

On March 21, 2014, Hydro One issued $125 million floating-rate notes under its MTN Program, with a maturity date of March 21, 2019.

On May 14, 2014 and June 24, 2014, Hydro One issued $50 million and $53 million, respectively, floating-rate notes under its MTN Program, with a maturity date of March 21, 2019. These notes were additional offerings of notes originally issued on March 21, 2014 for $125 million. These additional issuances bring the total amount outstanding for this issuance to $228 million.

On June 6, 2014, Hydro One issued $350 million notes under its MTN Program, with a maturity date of June 6, 2044 and a coupon rate of 4.17%.

Long-term debt totalling $26 million assumed on the Norfolk Power acquisition was repaid in September 2014.

The long-term debt is unsecured and denominated in Canadian dollars. The long-term debt is summarized by the number of years to maturity in Note 8 – Fair Value of Financial Instruments and Risk Management.

8.	FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received in the sale of an asset or the amount that would be paid to transfer a liability.

Hydro One classifies its fair value measurements based on the following hierarchy, as prescribed by the accounting guidance for fair value, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that Hydro One has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.

HYDRO ONE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2014 and 2013

Level 2 inputs are those other than quoted market prices that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs.

Level 3 inputs are any fair value measurements that include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs.

Non-Derivative Financial Assets and Liabilities

At September 30, 2014 and December 31, 2013, the Company’s carrying amounts of accounts receivable, due from related parties, cash and cash equivalents, bank indebtedness, accounts payable, and due to related parties are representative of fair value because of the short-term nature of these instruments.

Fair Value Measurements of Long-Term Debt

The fair values and carrying values of the Company’s long-term debt at September 30, 2014 and December 31, 2013 are as follows:

	September 30, 2014		December 31, 2013
(millions of Canadian dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt
$500 million of MTN Series 19 notes[1]	501	501	506	506
$250 million of MTN Series 21 notes[1]	253	253	256	256
Other notes and debentures[2]	8,923	10,159	8,295	9,018

	9,677	10,913	9,057	9,780

[1]	The fair values of $500 million of the MTN Series 19 notes and $250 million of the MTN Series 21 notes subject to hedging are primarily based on changes in the present value of future cash flows due to a change in the yield in the swap market for the related swap (hedged risk).
[2]	The fair value of other notes and debentures, and the portions of the MTN Series 19 notes and the MTN Series 21 notes that are not subject to hedging, represents the market value of the notes and debentures and is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

Fair Value Measurements of Derivative Instruments

At September 30, 2014, the Company had interest-rate swaps totaling $750 million (December 31, 2013 – $750 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. The Company’s fair value hedge exposure was equal to approximately 8% (December 31, 2013 – 8%) of its total long-term debt of $9,677 million (December 31, 2013 – $9,057 million). At September 30, 2014, the Company had the following interest-rate swaps designated as fair value hedges:

(a)	two $250 million fixed-to-floating interest-rate swap agreements to convert $500 million of the $750 million MTN Series 19 notes maturing November 19, 2014 into three-month variable rate debt; and

(b)	two $125 million fixed-to-floating interest-rate swap agreements to convert $250 million of the $500 million MTN Series 21 notes maturing September 11, 2015 into three-month variable rate debt.

At September 30, 2014, the Company also had interest-rate swaps with a total notional value of $612 million (December 31, 2013 – $900 million) classified as undesignated contracts. The undesignated contracts consist of the following interest-rate swaps:

HYDRO ONE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2014 and 2013

(c)	two $250 million floating-to-fixed interest-rate swap agreements that lock in the floating rate the Company pays on a portion of the above fixed-to-floating interest-rate swaps from December 11, 2013 to December 11, 2014, and from February 19, 2014 to November 19, 2014;

(d)	a $50 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on the $50 million floating-rate MTN Series 22 notes from January 24, 2014 to January 24, 2015;

(e)	a $50 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on the $50 million floating-rate MTN Series 27 notes from December 3, 2013 to December 3, 2014; and

(f)	three interest-rate swaps with a total notional value of $12 million that were assumed as part of the Norfolk Power acquisition. These swaps consist of an $8 million and a $2 million floating-to-fixed interest-rate swap agreements maturing on September 20, 2029, and a $2 million floating-to-fixed interest-rate swap agreement maturing on September 20, 2019.

Fair Value Hierarchy

The fair value hierarchy of financial assets and liabilities at September 30, 2014 and December 31, 2013 was as follows:

September 30, 2014 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	578	578	578	—	—
Investment	250	250	—	250	—
Derivative instruments
Fair value hedges – interest-rate swaps	4	4	—	4	—

	832	832	578	254	—

Liabilities:
Bank indebtedness	30	30	30	—	—
Long-term debt	9,677	10,913	—	10,913	—

	9,707	10,943	30	10,913	—

December 31, 2013 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	565	565	565	—	—
Investment	251	251	—	251	—
Derivative instruments
Fair value hedges – interest-rate swaps	12	12	—	12	—

	828	828	565	263	—

Liabilities:
Bank indebtedness	31	31	31	—	—
Long-term debt	9,057	9,780	—	9,780	—

	9,088	9,811	31	9,780	—

Cash and cash equivalents include cash and short-term investments. At September 30, 2014, short-term investments consisted of bankers’ acceptances and money market funds totaling $523 million (December 31, 2013 – $515 million). The carrying values are representative of fair value because of the short-term nature of these instruments.

The investment represents the Province of Ontario Floating-Rate Notes maturing in November 2014. The fair value of the investment is determined using inputs other than quoted prices that are observable for the asset, with unrecognized gains or losses recognized in financing charges. The Company obtains quotes from an independent third party for the fair value of the

HYDRO ONE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2014 and 2013 investment, who uses the market price of similar securities adjusted for changes in observable inputs such as maturity dates and interest rates.

The fair value of the derivative instruments is determined using inputs other than quoted prices that are observable for these assets. The fair value is primarily based on the present value of future cash flows using a swap yield curve to determine the assumptions for interest rates.

The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

There were no significant transfers between any of the fair value levels during the nine months ended September 30, 2014 or the year ended December 31, 2013.

Risk Management

Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.

Market Risk

Market risk refers primarily to the risk of loss that results from changes in commodity prices, foreign exchange rates and interest rates. The Company does not have commodity risk. The Company does have foreign exchange risk as it enters into agreements to purchase materials and equipment associated with capital programs and projects that are settled in foreign currencies. This foreign exchange risk is not material, although the Company could in the future decide to issue foreign currency-denominated debt which would be hedged back to Canadian dollars consistent with its risk management policy.

The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. In addition, the Company may utilize interest-rate derivative instruments to lock in interest rate levels in anticipation of future financing. Hydro One may also enter into derivative agreements such as forward-starting pay fixed-interest-rate swap agreements to hedge against the effect of future interest rate movements on long-term fixed-rate borrowing requirements. Such arrangements are typically designated as cash flow hedges. No cash flow hedge agreements were in existence as at September 30, 2014 or December 31, 2013.

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the three and nine months ended September 30, 2014 and 2013 are included in financing charges as follows:

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2014	2013	2014	2013
Unrealized loss (gain) on hedged debt	(3)	—	(8)	(6)
Unrealized loss (gain) on fair value interest-rate swaps	3	—	8	6

Net unrealized loss (gain)	—	—	—	—

At September 30, 2014, Hydro One had $750 million (December 31, 2013 – $750 million) of notional amounts of fair value hedges outstanding related to interest-rate swaps, with assets at fair value of $4 million (December 31, 2013 – $12 million). During the nine months ended September 30, 2014 and 2013, there was no significant impact on the results of operations as a result of any ineffectiveness attributable to the fair value hedges.

HYDRO ONE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2014 and 2013

Credit Risk

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At September 30, 2014 and December 31, 2013, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a significant amount of revenue from any single customer. At September 30, 2014 and December 31, 2013, there was no significant accounts receivable balance due from any single customer. At September 30, 2014, the Company’s provision for bad debts was $68 million (December 31, 2013 – $36 million). Adjustments and write-offs were determined on the basis of a review of overdue accounts, taking into consideration historical experience. At September 30, 2014, approximately 6% of the Company’s net accounts receivable were aged more than 60 days (December 31, 2013 – 4%).

Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly-rated counterparties; limiting total exposure levels with individual counterparties consistent with the Company’s Board-approved Credit Risk Policy; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. In addition to payment netting language in master agreements, the Company establishes credit limits, margining thresholds and collateral requirements for each counterparty. Counterparty credit limits are based on an internal credit review that considers a variety of factors, including the results of a scoring model, leverage, liquidity, profitability, credit ratings and risk management capabilities. The determination of credit exposure for a particular counterparty is the sum of current exposure plus the potential future exposure with that counterparty. The current exposure is calculated as the sum of the principal value of money market exposures and the market value of all contracts that have a positive mark-to-market position on the measurement date. The Company would offset the positive market values against negative values with the same counterparty only where permitted by the existence of a legal netting agreement such as an International Swap Dealers Association master agreement. The potential future exposure represents a safety margin to protect against future fluctuations of interest rates, currencies, equities, and commodities. It is calculated based on factors developed by the Bank of International Settlements, following extensive historical analysis of random fluctuations of interest rates and currencies. To the extent that a counterparty’s margining thresholds are exceeded, the counterparty is required to post collateral with the Company as specified in each agreement. The Company monitors current and forward credit exposure to counterparties both on an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the interim Consolidated Balance Sheets.

Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At September 30, 2014, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was $7 million (December 31, 2013 – $14 million). At September 30, 2014, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, had a credit rating of investment grade, with four financial institutions as the counterparties.

Liquidity Risk

Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, the revolving standby credit facility of $1,500 million, and the use of Province of Ontario Floating-Rate Notes, which should be sufficient to fund normal operating requirements. At September 30, 2014, accounts payable and accrued liabilities in the amount of $827 million (December 31, 2013 – $789 million) were expected to be settled in cash at their carrying amounts within the next 12 months.

At September 30, 2014, Hydro One had issued long-term debt in the principal amount of $9,673 million (December 31, 2013 – $9,045 million). Principal repayments, interest payments and related weighted average interest rates are summarized by the number of years to maturity in the following table:

HYDRO ONE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2014 and 2013

	Principal Repayments on Long-term Debt	Interest Payments	Weighted Average Interest Rate
Years to Maturity	(millions of Canadian dollars)	(millions of Canadian dollars)	(%)
1 year	1,300	431	3.0
2 years	450	393	4.6
3 years	50	381	1.6
4 years	600	366	5.2
5 years	978	338	2.5

	3,378	1,909	3.5
6 – 10 years	900	1,528	3.6
Over 10 years	5,395	4,462	5.4

	9,673	7,899	4.6

9.	PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

Estimated 2014 annual pension plan employer contributions are $174 million, based on an actuarial valuation as at December 31, 2013 and the expected level of 2014 pensionable earnings. Employer contributions of $174 million were paid during the nine months ended September 30, 2014.

The following tables provide the components of the net periodic benefit costs for the three and nine months ended September 30, 2014 and 2013:

	Pension Benefits		Post-Retirement and Post- Employment Benefits
Three months ended September 30 (millions of Canadian dollars)	2014	2013	2014	2013
Current service cost, net of employee contributions	28	37	10	10
Interest cost	78	69	19	16
Expected return on plan assets net of expenses[1]	(92)	(77)	—	—
Actuarial loss amortization	26	44	5	4
Prior service cost amortization	—	—	1	1

Net periodic benefit cost	40	73	35	31

Charged to results of operations[2]	19	18	13	12

	Pension Benefits		Post-Retirement and Post- Employment Benefits
Nine months ended September 30 (millions of Canadian dollars)	2014	2013	2014	2013
Current service cost, net of employee contributions	83	111	30	30
Interest cost	234	207	57	48
Expected return on plan assets net of expenses[1]	(276)	(231)	—	—
Actuarial loss amortization	78	132	15	12
Prior service cost amortization	—	—	2	3

Net periodic benefit cost	119	219	104	93

Charged to results of operations[2]	60	54	43	38

[1]	The expected long-term rate of return on pension plan assets for the year ending December 31, 2014 is 6.5% (2013 – 6.25%).
[2]	The Company follows the cash basis of accounting consistent with the inclusion of pension benefit costs in OEB-approved rates.

During the three and nine months ended September 30, 2014, pension benefit costs of $40 million (2013 – $39 million) and $128 million (2013 – $120 million), respectively, were attributed to labour, of which $19 million (2013 – $18 million) and $60 million (2013 – $54 million), respectively, were charged to operations, and $21 million (2013 – $21 million) and $68 million (2013 – $66 million), respectively, were capitalized as part of the cost of property, plant and equipment and intangible assets.

HYDRO ONE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2014 and 2013

10.	ENVIRONMENTAL LIABILITIES

The following tables show the movements in environmental liabilities for the nine months ended September 30, 2014 and the year ended December 31, 2013:

Nine months ended September 30, 2014 (millions of Canadian dollars)	PCB	LAR	Total
Environmental liabilities, January 1	201	65	266
Interest accretion	7	1	8
Expenditures	(4)	(8)	(12)

Environmental liabilities, September 30	204	58	262
Less: current portion	23	11	34

	181	47	228

Year ended December 31, 2013 (millions of Canadian dollars)	PCB	LAR	Total
Environmental liabilities, January 1	197	52	249
Interest accretion	9	1	10
Expenditures	(2)	(14)	(16)
Revaluation adjustment	(3)	26	23

Environmental liabilities, December 31	201	65	266
Less: current portion	15	12	27

	186	53	239

The following tables show the reconciliation between the undiscounted basis of the estimated future environmental liabilities and the amount recognized on the Consolidated Balance Sheets after factoring in the discount rate:

September 30, 2014 (millions of Canadian dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	233	60	293
Less: discounting accumulated liabilities to present value	29	2	31

Discounted environmental liabilities	204	58	262

December 31, 2013 (millions of Canadian dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	237	68	305
Less: discounting accumulated liabilities to present value	36	3	39

Discounted environmental liabilities	201	65	266

At September 30, 2014, the estimated future environmental expenditures were as follows:

(millions of Canadian dollars)
2014[1]	15
2015	28
2016	35
2017	23
2018	22
Thereafter	170

293

[1]	The amounts disclosed represent amounts for the period from October 1, 2014 to December 31, 2014.

At September 30, 2014, of the total estimated future undiscounted environmental expenditures, $233 million (December 31, 2013 – $237 million) related to polychlorinated biphenyls (PCB) and $60 million (December 31, 2013 – $68 million) related to land assessment and remediation (LAR). The estimated future environmental expenditures related to PCB and LAR are expected to be incurred over the period from 2014 to 2025, and from 2014 to 2022, respectively.

HYDRO ONE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2014 and 2013

Hydro One records a liability for the estimated future expenditures for the contaminated LAR and for the phase-out and destruction of PCB-contaminated mineral oil removed from electrical equipment. There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations, and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation rate assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 3.3% to 6.3%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. In addition, with respect to the PCB environmental liability, the availability of critical resources such as skilled labour and replacement assets and the ability to take maintenance outages in critical facilities may influence the timing of expenditures. Environmental liabilities are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Changes in estimates are accounted for prospectively. The Company records a regulatory asset reflecting the expectation that environmental costs will be recoverable in future rates.

In September 2008, Environment Canada published regulations governing the management, storage and disposal of PCBs, enacted under the Canadian Environmental Protection Act, 1999. The regulations impose timelines for disposal of PCBs based on certain criteria, including type of equipment, in-use status, and PCB-contamination thresholds. Under these regulations and Hydro One’s approved end-of-use extension, PCBs in concentrations of 500 parts per million (ppm) or more have to be disposed of by the end of 2014, with the exception of specifically exempted equipment, and PCBs in concentrations greater than 50 ppm and less than 500 ppm, or greater than 50 ppm for pole-top transformers, pole-top auxiliary electrical equipment and light ballasts, must be disposed of by the end of 2025. Management estimates that the Company currently has very few PCB-contaminated assets in excess of 500 ppm. Contaminated equipment will generally be replaced, or will be decontaminated by removing PCB-contaminated insulating oil and retro filling with replacement oil that contains PCBs in concentrations of less than 2 ppm.

In June 2013, Environment Canada issued Canada Gazette I, which included proposed amendments to the existing PCB regulations, including the extension of the end-of-use deadline beyond 2014 for equipment containing certain concentrations of PCBs. In April 2014, amendments to the PCB regulations were enacted and published in Canada Gazette II, with an effective date of January 1, 2015. The amendments will, among other things, extend the end-of-use deadline for Hydro One’s PCBs in concentrations of 500 parts per million or more from December 31, 2014 to December 31, 2025. Hydro One is currently assessing the impact of the PCB regulations amendments and will make the necessary adjustments to the estimated environmental liability balances during the remainder of 2014.

11.	SHARE CAPITAL

Preferred Shares

The Company has 12,920,000 issued and outstanding 5.5% cumulative preferred shares with a redemption value of $25 per share or $323 million total value. The Company is authorized to issue an unlimited number of preferred shares.

The Company’s preferred shares are entitled to an annual cumulative dividend of $18 million, or $1.375 per share, which is payable on a quarterly basis. The preferred shares are not subject to mandatory redemption (except on liquidation) but are redeemable in certain circumstances. The shares are redeemable at the option of the Province at the redemption value, plus any accrued and unpaid dividends, if the Province sells a number of the common shares which it owns to the public such that the Province’s holdings are reduced to less than 50% of the common shares of the Company. Hydro One may elect, without condition, to pay all or part of the redemption price by issuing additional common shares to the Province. If the Province does not exercise its redemption right, the Company would have the ability to adjust the dividend on the preferred shares to produce a yield that is 0.50% less than the then-current dividend market yield for similarly rated preferred shares. The preferred shares do not carry voting rights, except in limited circumstances, and would rank in priority over the common shares upon liquidation.

HYDRO ONE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2014 and 2013

These preferred shares have conditions for their redemption that are outside the control of the Company because the Province can exercise its right to redeem in the event of change in ownership without approval of the Company’s Board of Directors. Because the conditional redemption feature is outside the control of the Company, the preferred shares are classified outside of Shareholder’s Equity on the Consolidated Balance Sheets. Management currently believes that it is not probable that the preferred shares will become redeemable. No adjustment to the carrying value of the preferred shares has been recognized at September 30, 2014 and December 31, 2013. If it becomes probable in the future that the preferred shares will be redeemed, the redemption value would be adjusted.

Common Shares

The Company has 100,000 issued and outstanding common shares. The Company is authorized to issue an unlimited number of common shares.

Common share dividends are declared at the sole discretion of the Hydro One Board of Directors, and are recommended by management based on results of operations, maintenance of the deemed regulatory capital structure, financial conditions, cash requirements, and other relevant factors, such as industry practice and shareholder expectations.

Earnings per Share

Earnings per share is calculated as net income for the year, after cumulative preferred dividends, divided by the weighted average number of common shares outstanding during the year.

12.	DIVIDENDS

During the three months ended September 30, 2014, preferred share dividends in the amount of $4 million (2013 – $4 million) and common share dividends in the amount of $25 million (2013 – $25 million) were declared.

During the nine months ended September 30, 2014, preferred share dividends in the amount of $13 million (2013 – $13 million) and common share dividends in the amount of $245 million (2013 – $175 million) were declared.

13.	RELATED PARTY TRANSACTIONS

Hydro One is owned by the Province. The OEFC, Independent Electricity System Operator (IESO), Ontario Power Authority (OPA), Ontario Power Generation Inc. (OPG) and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Province.

Hydro One receives revenues for transmission services from the IESO, based on OEB-approved uniform transmission rates. Transmission revenues for the three and nine months ended September 30, 2014 include $410 million (2013 – $418 million) and $1,186 million (2013 – $1,149 million), respectively, related to these services. Hydro One receives amounts for rural rate protection from the IESO. Distribution revenues for the three and nine months ended September 30, 2014 include $31 million (2013 – $32 million) and $95 million (2013 – $95 million), respectively, related to this program. Hydro One also receives revenues related to the supply of electricity to remote northern communities from the IESO. Distribution revenues for the three and nine months ended September 30, 2014 include $8 million (2013 – $11 million) and $24 million (2013 – $25 million), respectively, related to these services.

During the three and nine months ended September 30, 2014, Hydro One purchased power in the amount of $516 million (2013 – $560 million) and $1,859 million (2013 – $1,804 million), respectively, from the IESO-administered electricity market; $3 million (2013 – $2 million) and $21 million (2013 – $11 million), respectively, from OPG; and $1 million (2013 – $1 million) and $8 million (2013 – $6 million), respectively, from power contracts administered by the OEFC.

Under the Ontario Energy Board Act, 1998, the OEB is required to recover all of its annual operating costs from gas and electricity distributors and transmitters. During the three and nine months ended September 30, 2014, Hydro One incurred $3 million (2013 – $3 million) and $9 million (2013 – $9 million), respectively, in OEB fees.

HYDRO ONE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2014 and 2013

Hydro One has service level agreements with OPG. These services include field, engineering, logistics and telecommunications services. During the three and nine months ended September 30, 2014, revenues related to the provision of construction and equipment maintenance services with respect to these service level agreements were $2 million (2013 – $2 million) and $8 million (2013 – $7 million), respectively, primarily for the Transmission Business. Operation, maintenance and administration costs related to the purchase of services with respect to these service level agreements were insignificant for the three months ended September 30, 2014 and 2013, and $1 million (2013 – $1 million) for the nine months ended September 30, 2014.

The OPA funds substantially all of the Company’s conservation and demand management programs. The funding includes program costs, incentives, and management fees. During the three and nine months ended September 30, 2014, Hydro One received $7 million (2013 – $12 million) and $28 million (2013 – $27 million), respectively, from the OPA related to these programs.

During the nine months ended September 30, 2014, Hydro One paid a $5 million (2013 – $5 million) annual fee to the OEFC for indemnification against adverse claims in excess of $10 million paid by the OEFC with respect to certain of Ontario Hydro’s businesses transferred to Hydro One on April 1, 1999.

PILs and payments in lieu of property taxes are paid to the OEFC, and dividends are paid to the Province.

Sales to and purchases from related parties occur at normal market prices or at a proxy for fair value based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances are interest free and settled in cash.

At September 30, 2014, the Company held $250 million in Province of Ontario Floating-Rate Notes with a fair value of $250 million (December 31, 2013 – $251 million).

The amounts due to and from related parties as a result of the transactions referred to above are as follows:

(millions of Canadian dollars)	September 30, 2014	December 31, 2013
Due from related parties	210	197
Due to related parties[1]	(80)	(230)
Investment	250	251

[1]	Included in due to related parties at September 30, 2014 are amounts owing to the IESO in respect of power purchases of $68 million (December 31, 2013 – $217 million).

14.	CONSOLIDATED STATEMENTS OF CASH FLOWS

The changes in non-cash balances related to operations consist of the following:

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2014	2013	2014	2013
Accounts receivable	(11)	47	(124)	(70)
Due from related parties	(4)	(3)	(13)	(56)
Materials and supplies	1	(1)	—	(2)
Prepaid expenses and other assets	56	44	(42)	(38)
Accounts payable	12	17	(3)	1
Accrued liabilities	(9)	(17)	35	82
Due to related parties	2	(11)	(150)	(122)
Accrued interest	24	18	25	17
Long-term accounts payable and other liabilities	5	3	1	(5)
Post-retirement and post-employment benefit liability	21	17	64	55

	97	114	(207)	(138)

HYDRO ONE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2014 and 2013

Capital Expenditures

The following table illustrates the reconciliation between investments in property, plant and equipment and the amount presented in the Consolidated Statements of Cash Flows after factoring in capitalized depreciation and the net change in related accruals:

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2014	2013	2014	2013
Capital investments in property, plant and equipment	(375)	(357)	(1,040)	(914)
Capitalized depreciation and net change in accruals included in capital investments in property, plant and equipment	(1)	6	20	(1)

Capital expenditures – property, plant and equipment	(376)	(351)	(1,020)	(915)

The following table illustrates the reconciliation between investments in intangible assets and the amount presented in the Consolidated Statements of Cash Flows after factoring in the net change in related accruals:

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2014	2013	2014	2013
Capital investments in intangible assets	(1)	(1)	(12)	(65)
Net change in accruals included in capital investments in intangible assets	—	(5)	(4)	4

Capital expenditures – intangible assets	(1)	(6)	(16)	(61)

Supplementary Information

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2014	2013	2014	2013
Net interest paid	82	83	284	281
PILs paid	22	31	65	107

15.	CONTINGENCIES

Legal Proceedings

Hydro One is involved in various lawsuits, claims and regulatory proceedings in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Transfer of Assets

The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to some assets located on Reserves (as defined in the Indian Act (Canada)). Currently, the OEFC holds these assets. Under the terms of the transfer orders, the Company is required to manage these assets until it has obtained all consents necessary to complete the transfer of title of these assets to itself. The Company cannot predict the aggregate amount that it may have to pay, either on an annual or one-time basis, to obtain the required consents. If the Company cannot obtain the required consents, the OEFC will continue to hold these assets for an indefinite period of time. If the Company cannot reach a satisfactory settlement, it may have to relocate these assets to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel-generation facilities. The costs relating to these assets could have a material adverse effect on the Company’s results of operations if the Company is not able to recover them in future rate orders.

HYDRO ONE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2014 and 2013

16.	COMMITMENTS

Agreement with Inergi LP (Inergi)

In 2002, Inergi, an affiliate of Capgemini Canada Inc., began providing services to Hydro One, including business processing and information technology outsourcing services, as well as core system support related primarily to SAP implementation and optimization. The current agreement with Inergi will expire in February 2015.

Prudential Support

Purchasers of electricity in Ontario, through the IESO, are required to provide security to mitigate the risk of their default based on their expected activity in the market. As at September 30, 2014, the Company provided prudential support to the IESO on behalf of its subsidiaries using parental guarantees of $330 million (December 31, 2013 – $325 million), and on behalf of two distributors using guarantees of $1 million (December 31, 2013 – $1 million). In addition, as at September 30, 2014, the Company has provided letters of credit in the amount of $3 million (December 31, 2013 – $21 million) to the IESO. The IESO could draw on these guarantees and/or letters of credit if these subsidiaries or distributors fail to make a payment required by a default notice issued by the IESO. The maximum potential payment is the face value of any letters of credit plus the amount of the parental guarantees.

Retirement Compensation Arrangements

Bank letters of credit have been issued to provide security for the Company’s liability under the terms of a trust fund established pursuant to the supplementary pension plan for eligible employees of Hydro One. The supplementary pension plan trustee is required to draw upon these letters of credit if Hydro One is in default of its obligations under the terms of this plan. Such obligations include the requirement to provide the trustee with an annual actuarial report as well as letters of credit sufficient to secure the Company’s liability under the plan, to pay benefits payable under the plan and to pay the letter of credit fee. The maximum potential payment is the face value of the letters of credit. At September 30, 2014, Hydro One had letters of credit of $127 million (December 31, 2013 – $127 million) outstanding relating to retirement compensation arrangements.

17.	SEGMENTED REPORTING

Hydro One has three reportable segments:

•	The Transmission Business, which comprises the core business of providing electricity transportation and connection services, is responsible for transmitting electricity throughout the Ontario electricity grid;

•	The Distribution Business, which comprises the core business of delivering and selling electricity to customers; and

•	Other, the operations of which primarily consist of the telecommunications business.

The designation of segments has been based on a combination of regulatory status and the nature of the products and services provided. Operating segments of the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and provision for PILs from continuing operations (excluding certain allocated corporate governance costs).

The accounting policies followed by the segments are the same as those described in the summary of significant accounting policies (see Note 2 – Significant Accounting Policies). Segment information on the above basis is as follows:

HYDRO ONE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three and nine months ended September 30, 2014 and 2013

Three months ended September 30, 2014 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	402	1,138	16	1,556
Purchased power	—	780	—	780
Operation, maintenance and administration	88	199	13	300
Depreciation and amortization	87	95	2	184

Income before financing charges and provision for PILs	227	64	1	292

Capital investments	204	171	1	376

Three months ended September 30, 2013 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	422	1,104	16	1,542
Purchased power	—	744	—	744
Operation, maintenance and administration	112	170	14	296
Depreciation and amortization	80	88	3	171

Income (loss) before financing charges and provision for PILs	230	102	(1)	331

Capital investments	200	157	1	358

Nine months ended September 30, 2014 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,206	3,635	45	4,886
Purchased power	—	2,526	—	2,526
Operation, maintenance and administration	308	594	43	945
Depreciation and amortization	256	270	6	532

Income (loss) before financing charges and provision for PILs	642	245	(4)	883

Capital investments	580	469	3	1,052

Nine months ended September 30, 2013 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,163	3,308	46	4,517
Purchased power	—	2,226	—	2,226
Operation, maintenance and administration	289	487	44	820
Depreciation and amortization	238	247	7	492

Income (loss) before financing charges and provision for PILs	636	348	(5)	979

Capital investments	506	469	4	979

Total Assets by Segment:

(millions of Canadian dollars)	September 30, 2014	December 31, 2013
Total assets
Transmission	12,233	11,846
Distribution	9,347	8,805
Other	974	974

	22,554	21,625

All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada.

18.	SUBSEQUENT EVENT

On November 13, 2014, preferred share dividends in the amount of $5 million and common share dividends in the amount of $25 million were declared.